SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH APRIL 17, 2006

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A
Corporate Taxpayer’s ID (CNPJ) #01.832.635/0001-18
Corporate Registry ID (NIRE) #35.300.150.007
Publicly-Held Company

CALL NOTICE
Ordinary and Extraordinary General Meeting

The shareholders of TAM S/A are called to meet at the Company’s headquarters, at Av. Jurandir, 856, Lote 04, 1º andar, Jardim Ceci, City of São Paulo, State of São Paulo, at 10:00 am, on April 28, 2006, in order to resolve on the following agenda: At the Ordinary General Meeting: a). to verify the Manager’s accounts, evaluate, discuss and vote the Company’s management´s report and financial statements, and the independent auditors’ report for the year ended on December 31, 2005; b). resolve on the allocation of net income for the year and distribution of dividends; c). elect members of the Board of Directors, maintaining at least twenty percent (20%) of independent directors, according to Regulations of Level 2 Differentiated Corporate Governance Practices as set forth by São Paulo Stock Exchange (BOVESPA); d). Establishment of the Fiscal Council, election of its members and approval of the respective compensation. At the Extraordinary General Meeting: a). amendment to the Company’s Bylaws in order to conform it to the new provisions of Regulations of Bovespa´s Level 2 of Differentiated Corporate Governance Practices (“Regulations – Level 2”), including, among others, the following amendments: (i) inclusion of sole paragraph in article 20 to stipulate that at least twenty percent (20%) of the Board of Directors’ members shall be made up of independent directors; (ii) amendment to article 37 to revoke the period of ninety (90) days for completing the tender offer for outstanding public company shares, and to include that timeframe set forth in Regulations – Level 2 shall be complied with;

(iii) exclusion of item II of article 40; (iv) inclusion in article 42 of assumptions of the tender offer for public company shares to be prepared by the controlling shareholder for the discontinuation of Regulations - Level 2, and amendment in the form of an appraisal report to determine the minimum price of shares under the offer; (v) amendment to paragraph 1 of article 43 to establish the vote counting criterion and establishment of a General Meeting in which a specialized company will be selected to determine the Company’s economic value, and (vi) amendment to article 44 to conform it to new provisions of Regulations – Level 2 General Information: 1. Under article 1 of CVM Instruction #165/91, and amendments set forth in CVM Instruction #282/98, the minimum percentage of the voting capital to request the adoption of the multiple vote process in electing the Board of Directors’ members is five percent (5%). 2. The shareholders represented at the meeting by powers of attorney must submit them at the Company’s headquarters at least 48 (forty-eight) hours prior to the meeting, jointly with the statement issued by the custodian body, indicating the share ownership.

São Paulo, April 11, 2006

NOEMY ALMEIDA OLIVEIRA AMARO
Chairwoman of the Board of Directors

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2006

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.